Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES NAMING AND DELIVERY OF M/T P. MARSEILLE, THE THIRD VESSEL IN ITS NEWBUILDING PROGRAM

ATHENS, GREECE - January 14, 2026 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, is pleased to announce the successful naming and delivery of the M/T P. Marseille, the third vessel in its current newbuilding program, constructed at Shanghai Waigaoqiao Shipbuilding Co. Ltd. (SWS) in the People’s Republic of China. The M/T P. Marseille, previously referred to as Hull H1597, is a 114,000 DWT LNG-ready Tier III product/crude oil tanker. The naming ceremony was held at the shipyard with Ms. Aliki Paliou serving as the vessel’s godmother. Upholding maritime tradition, she blessed the vessel and wished her crew safe and successful voyages.

This delivery follows the M/T P. Massport and M/T P. Tokyo and represents another important milestone in the Company’s fleet expansion and renewal strategy. As previously announced, all three newbuilding LR2 vessels have secured five-year time charter contracts with Clearlake Shipping Pte Ltd (the “Charterer”), a subsidiary of the Gunvor Group, one of the world’s largest independent commodities trading houses. Following delivery to the Company, the M/T P. Marseille was delivered to the Charterer and has commenced operations under its five-year time charter contract, with options for a sixth and seventh year at a base rate plus profit-sharing.

One LR1 chemical/product tanker remains under construction and is scheduled for delivery in early 2027.

Commenting on the vessel’s naming and delivery, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“With the delivery of this LR2 vessel, we have now successfully completed our three-LR2-vessel newbuilding program with Shanghai Waigaoqiao Shipbuilding, further advancing our strategy to expand and renew our fleet with younger, high-specification tonnage. The addition of this modern, fuel-efficient vessel enhances our operational efficiency and improves our environmental footprint.

“The vessel’s employment under a long-term fixed charter with Clearlake Shipping Pte Ltd, a first-class counterparty, provides secured revenues from delivery and reinforces the stability and visibility of our cash flows. We would like to thank Shanghai Waigaoqiao Shipbuilding for their professionalism, high-quality workmanship, and strong cooperation throughout the construction process, and we wish the M/T P. Marseille and her crew safe voyages and favorable conditions ahead.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.